Exhibit (a)(1)(B)

FORM OF TRANSMITTAL LETTER

To: Emulex Employees Eligible for the Stock Option Exchange Program

From: Paul Folino

Date: January 21, 2004

Subject: Offer to Exchange Stock Options

     The Emulex Board of Directors has decided to implement the Stock Option Exchange Program, which was approved by stockholders in November. The program will allow eligible employees to exchange outstanding stock options with exercise prices between $30.04 and $109.03 per share (the “Eligible Options”) for a lesser number of new options. The new options will be granted in accordance with specified exchange ratios (the “Offer”).

     All the documents related to this Offer, including the Offer to Exchange, the Stock Option Exchange Election Form and other related materials, are included with this letter. Please read these documents carefully and in their entirety as they contain information relevant to your decision as to whether or not to participate in this Offer.

How to Participate

     If you decide to participate in this Offer, you must complete, execute and deliver the Stock Option Exchange Election Form to Kathy Cole via personal delivery, interoffice mail or facsimile at (714) 641-0172 no later than 11:59 p.m. Pacific Time on February 24, 2004 (or a later date if Emulex extends the Offer),

     Your Stock Option Exchange Election Form lists your Eligible Options.

     Participation in this Offer is completely voluntary. You must make your own informed decision whether to exchange your Eligible Options. Participation in this Offer involves certain risks that are discussed in the documents referenced above. You should read these materials carefully and understand all aspects of this Offer before deciding whether to participate. In addition, you should consult your personal outside advisor(s) if you have questions about your financial or tax situation.

More Information

     For additional information about the material terms of this Offer, assistance in completing the Stock Option Exchange Election Form or to obtain copies of the forms for any of our stock option plans, contact Kathy Cole via e-mail at kathy.cole@emulex.com or at (714) 885-3685.